Exhibit 2

MANIFESTATION OF VOTE AND DISSENT

Antonio Cardoso dos Santos, in his role as a member of the Board of Directors of Oi S.A. (“Oi”), representing the minority shareholders, having participated in the discussions and decisions taken with regard to the items in the agenda of the Meeting of the Board of Directors held today, presents the reasons for his vote against the ratification of the Memorandum of Understanding that established the principles that will govern the joint operation of businesses and activities developed by Oi and Portugal Telecom (the “Transaction”), and the subsequent authorization of the Executive Board to take all measures necessary to implement the Transaction.

1. Firstly, it is important to clarify that the inclusion of the matter “Project Earth: (i) ratification of the MOU, and (ii) authorization to the Executive Board to take all the preparatory measures needed for the implementation of the Transaction” in the agenda of this Meeting of the Board of Directors is contrary to the provisions of Section I of Article 27 of Oi’s Bylaws. According to such provision, call notices must be delivered at least five (5) business days in advance and must contain the meeting’s agenda.

2. However, despite the irregularity in the inclusion of the matter in the agenda, it is possible to identify some aspects of the Transaction that, in their own right, lead to the Transaction’s rejection.

3. First of all, the value assigned to the assets that Portugal Telecom intends to contribute to Oi is higher than that obtained through the market pricing of Portugal Telecom, which means that the real value of Portugal Telecom in its entirety would be less than the value of its assets.

4. To correct this severe distortion, it would be sufficient to alter the sequence of the steps of the Transaction, in order for Portugal Telecom to first merge with Oi - instead of pursuing a capital increase only then to merge Portugal Telecom with Oi - in order to verify that the value of Portugal Telecom would be less than the value of its assets and, therefore, that the participation of the current shareholders of Oi would be less diluted.

5. Not only that, it is important to note that such assets will be contributed during Oi’s capital increase through entities that also have liabilities, which will be assumed by Oi without being adequately studied.

6. Moreover, it is equally important to remember that at the time of Portugal Telecom’s investment in Oi in January 2011, each of the controlling shareholders directly received R$600 million (under the justification that they committed to hold their shares for another five (5) years).

6. Therefore, even if that transaction, as well as the Transaction, alone do not constitute a transfer of control under Article 254-A of the Brazilian Corporation Law, it is necessary to consider that: (a) the controlling shareholders have already partially received the control premium in the 2011 transaction, and (b) are once again receiving this premium, paid indirectly by minority shareholders of Oi.

7. Thus, the Transaction represents, in its substance, (i) the assumption of the debt of the controlling shareholders by Portugal Telecom, (ii) subsequent transfer of assets and liabilities from Portugal Telecom to Oi, at a valuation that is significantly higher than the market value of the entire company; with the effect of transferring the value of the minority shareholders to the controlling shareholders without diluting the controlling shareholders. In other words, the Transaction results in the unjustified dilution of the minority shareholders without bringing real benefits to Oi.

8. Therefore, since the terms of the Transactions do not reflect the best interests of the company, and even seem destined to bring benefits solely to the controlling shareholders, this signatory, in compliance with his fiduciary duties, is faced with the need to express his position against the ratification of the Memorandum of Understanding and the subsequent authorization of the Executive Board to take all measures necessary to implement the Transaction

Finally, the undersigned requests that this Manifestation of Vote and Dissent be received by the chair of the Meeting of the Board of Directors and attached to and considered an integral part of the minutes thereof.

Rio de Janeiro, December 18, 2013.

/s/ Antonio Cardoso dos Santos
Antonio Cardoso dos Santos